23002508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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| SEC FILE NUMBER |
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| 8-20003 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2021 (MM/DD/YY) AND ENDING 11/30/2022 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sterling Grace Municipal Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Summerhill Road
(No. and Street)

| Spotswood | NJ | 08884 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Thomas J Mundy | 732-251-2460 | tmundy@sterlinggrace.org |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sobel & Co., LLC
(Name – if individual, state last, first, and middle name)

| 293 Eisenhower Pkwy, Suite 290 | Livingston | NJ | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10-16-2003 | 500 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas J Mundy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sterling Grace Municipal Securities Corp., as of November 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHELLY J. MUNDY
NOTARY PUBLIC OF NEW JERSEY
Commission # 2326468
My Commission Expires 2/18/2025

Notary Public

Signature:

Title:
Vice President, CFO

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2022

## STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2022

CONTENTS

SobelCo

293 Eisenhower Parkway
Livingston, NJ 07039

O 973.994.9494
F 973.994.1571
sobelcollc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. ("Company") as of November 30, 2022, the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Sterling Grace Municipal Securities Corp. as of November 30, 2022, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Sterling Grace Municipal Securities Corp.'s auditors since 1998.

Livingston, New Jersey
January 30, 2023

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2022

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 13,961,115 |
| Clearing deposit account | 500,000 |
| Securities owned - trading | 22,651,333 |
| Accrued interest receivable | 421,342 |
| Security deposits | 1,995 |
| Equipment, net of accumulated depreciation of $32,012 | 2,288 |
| Office right of use | 135,319 |
| Total Assets | $ 37,673,392 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to clearing broker | $ 25,070,862 |
| Loans payable - related parties | 500,000 |
| Accrued expenses | 12,710 |
| Current taxes payable | 320,561 |
| Lease liability | 139,298 |
| Underfunded pension liability | 72,125 |
| Total Liabilities | 26,115,556 |
| COMMITMENTS AND CONTINGENCIES | |
| STOCKHOLDERS' EQUITY | 11,557,836 |
| Total Liabilities and Stockholders' Equity | $ 37,673,392 |

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF LOSS
YEAR ENDED NOVEMBER 30, 2022

| | |
|---|---|
| REVENUE: | |
| Trading loss, net | $ (1,587,569) |
| Commissions | 4,636 |
| Interest | 2,046,275 |
| Total Revenue | 463,342 |
| OPERATING EXPENSES: | |
| Compensation | 1,822,307 |
| Payroll taxes | 68,662 |
| Employee benefits | 59,922 |
| Telephone | 6,734 |
| Lease expense | 63,189 |
| Subscriptions | 114,505 |
| Office expense | 11,644 |
| Clearance charges | 46,525 |
| Regulatory fees and assessments | 22,577 |
| Interest expense - clearing broker | 1,390,343 |
| Professional fees | 45,950 |
| Postage | 1,628 |
| Stationary and supplies | 393 |
| Depreciation | 3,430 |
| Other | 13,512 |
| Interest expense - other | 23,750 |
| Total Operating Expenses | 3,695,071 |
| LOSS FROM OPERATIONS BEFORE TAXES | (3,231,729) |
| INCOME TAXES | (110,291) |
| NET LOSS | $ (3,121,438) |

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2022

| | Common Stock* | Retained Earnings | Stockholders' Equity |
|---|---|---|---|
| Balance, December 1, 2021 | $ 48,000 | $ 14,631,274 | $ 14,679,274 |
| Net loss | - | (3,121,438) | (3,121,438) |
| Balance, November 30, 2022 | $ 48,000 | $ 11,509,836 | $ 11,557,836 |

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2022

| | |
|---|---|
| CASH FLOWS PROVIDED BY (USED FOR): | |
| OPERATING ACTIVITIES: | |
| Net loss | $ (3,121,438) |
| Adjustments to reconcile net income to net cash provided by operating activities; | |
| Depreciation | 3,430 |
| Deferred tax liability | (722,044) |
| Changes in certain assets and liabilities: | |
| Interest receivable | (145,328) |
| Payable to clearing broker | 3,395,637 |
| Accrued expenses | 138 |
| Taxes payable | 101,677 |
| Right of use asset | (66,469) |
| Lease liability | 70,190 |
| Unfunded pension liabiliy | (391,692) |
| Securities owned - trading | 1,456,391 |
| Net Cash Provided By Operating Activities | 580,492 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 580,492 |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 13,380,623 |
| End of year | $ 13,961,115 |

| | |
|---|---|
| SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION: | |
| Cash paid for: | |
| Interest | $ 1,402,316 |
| Income taxes | $ 510,075 |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1 - ORGANIZATION:

***Organization:***
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Basis of Accounting:***
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates:***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents:***
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

***Equipment:***
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

***Revenue Recognition:***
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (TOPIC 606), ("ASU 2014-09) as amended, which requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

Security transactions are recognized outside of ASU 2014-09 and accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined on average cost method.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Revenue Recognition: (Continued)***
Commission income is recorded when earned on a monthly basis. This revenue is collected on equity transactions conducted by the Company by the third-party broker dealer (Hilltop Securities Inc.) and credited to the Company at the end of each month.

Interest income is recorded when earned on a monthly basis. This revenue is based on the amount of money on deposit at the third-party broker dealer (Hilltop Securities Inc.) and the amount of bond inventory and related accrued interest.

***Security Valuation:***
Fair value measurements establish a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

**Level 1:** Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

**Level 2:** Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

**Level 3:** Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

***Municipal and corporate bonds:*** Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2022, the Company's securities owned are Level 2.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Security Valuation: (Continued)***

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities Owned | | | | |
| State and municipal bonds: | $ - | $22,651,333 | $ - | $22,651,333 |

***Income Taxes:***
The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At November 30, 2022, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2022 financial statements.

***Leases:***
The Company records assets and liabilities on the balance sheet for lease related rights and obligations and disclose key information about its leasing arrangements. This standard establishes a right-of-use ("ROU") model that requires the Company to recognize ROU assets and lease liabilities on the balance sheet for all leases with a term longer than 12 months. See Note 6 for additional information.

***Subsequent Events:***
The Company has evaluated its subsequent events and transactions occurring after November 30, 2022, through January 27, 2023, the date which the financial statements were available to be issued and found no material events.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2022, the amount due to the Clearing Broker was $25,070,862. All amounts due to the Clearing Broker are collateralized by the securities held by the Company and cash and equivalents held by the Clearing Broker. The Clearing Broker charges interest monthly. The rate charged varied from 4.49% to 8.24% during the year ended November 30, 2022. Interest expense amounted to $1,390,343 for the year ended November 30, 2022.

Under the terms of the clearance agreement with Hilltop, the Company is required to maintain a Clearing deposit account of a minimum of $500,000.

NOTE 4 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a commonly owned entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,750 for the year ending November 30, 2022, which was calculated on a 365 day year.

NOTE 5 - PENSION PLANS:

**CASH BALANCE PLAN**

The Company sponsors a Cash Balance Plan. The Cash Balance Plan is a defined benefit plan covering all employees. The latest available valuation date for the plan was as of December 31, 2021.

The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

NOTE 5 - PENSION PLANS: (continued)

Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance account consists of the accumulated value of all cash balance credit and interest credits provided under the terms of the Plan. Cash Balance credits are based on a participant's age and ownership in the Company.

The following tables set forth further information about the Company's Cash Balance Plan as of December 31, 2021.

| **Plan asset changes:** | **December 31, 2021** |
|---|---|
| Fair value, beginning of year | $1,968,746 |
| Actual return on assets | 291,210 |
| Employer contribution | 226,360 |
| Fair value, end of year | 2,486,316 |

| **Reconciliation of Funded Status** | **December 31, 2021** |
|---|---|
| Funded status | (252,862) |

| **Weighted Average Assumptions:** | **December 31, 2021** |
|---|---|
| Discount rate | 5.46% |
| Expected long-term return on Plan Assets | 5.00% |
| Rate of compensation increase | 0% |

The expected rate of return on Pension Plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long term returns by asset class. The Company's overall investment strategy and policy is based on satisfying the needs of the long-term liabilities of the Company's Cash Balance Plan.

During the year ending November 30, 2022, the Company made a minimum required contribution of $320,493. The Company made this contribution on September 15, 2022.

## NOTE 5 - PENSION PLANS: (Continued)

**401(k) PLAN**
The Company has a voluntary 401(k) plan for all employees age 21 and older. The Company can make contributions at its discretion. The Company did not make a contribution for the year ended November 30, 2022.

## NOTE 6 - COMMITMENTS:

The Company has a non-cancelable operating office lease expiring January 2025. Operating lease right-of-use ("ROU") assets are initially measured at the present value of lease payments over the lease term, plus initial direct costs, if any. The lease does not provide a discount rate and, the rate cannot be readily determined, therefore the Company used an incremental borrowing rate of 5% to determine the future lease payments based on the rick free treasury rate. As of November 30, 2022, the total ROU asset and operating lease liability were $135,319 and $139,298 respectively and are presented on the Statement of Financial Condition.

The future minimum rent payments required under such non-cancelable lease as of November 30, 2022 are as follows:

| | | |
|---|---|---|
| 2022 | $ | 5,227 |
| 2023 | | 66,173 |
| 2024 | | 70,143 |
| 2025 | | 5,873 |
| Total undiscounted cashflows | $ | 147,416 |
| Less: Present vale discount | | (8,118) |
| | $ | 139,298 |

## NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2022, the Company has net capital of $9,060,692, which was $8,960,692 in excess of its minimum dollar net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 11.53%.

## NOTE 7 - NET CAPITAL REQUIREMENTS: (continued)

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements".

## NOTE 8 - CONCENTRATION:

At November 30, 2022, the Company's state and municipal bonds owned consist of 78% Puerto Rico bonds, 15% Northstar CSD and 7% of various other issuers.

## NOTE 9 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. Below is a reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. and state statutory income tax rate to pretax income for the year ended November 30, 2022:

| | | **2022** |
|---|---|---|
| **Current:** | | |
| Federal expense | $ | 386,943 |
| State expense | | 224,810 |
| Total Current Expense | $ | 611,753 |
| **Deferred:** | | |
| Federal benefit | $ | (439,130) |
| State benefit | | (282,914) |
| Total Deferred Benefit | $ | (722,044) |
| Benefit for Income Taxes | $ | (110,291) |

## NOTE 9 - INCOME TAXES: (continued)

Included in total current tax expense above is $235,000 which relates to amounts owned in relation to the Company's August 31, 2022 tax returns which were paid in December 2022. Remaining amount relates to the effect of current taxes from the period of September 1, 2022 through November 30, 2022.

At November 30, 2022, the deferred taxes relates to unrealized losses on securities owned of ($2,419,529), which resulted in a deferred tax asset of $786,347, for which a full valuation allowance was provided for.

## NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades heavily in municipal bonds issued by the Commonwealth of Puerto Rico and is therefore exposed to risks associated with this market.

SobelCo

293 Eisenhower Parkway
Livingston, NJ 07039

O 973.994.9494
F 973.994.1571
sobelcollc.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have audited the financial statements of Sterling Grace Municipal Securities Corp. ("Company") as of and for the year ended November 30, 2022, and have issued our report thereon dated January 30, 2023, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 15, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 30, 2023

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2022

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total stockholders' equity qualified for net capital | $ | 11,557,836 |
| Deductions and Charges | | |
| Nonallowable assets: | | |
| Security deposit | $ | 1,995 |
| Office right of use | | 135,319 |
| Petty cash | | 500 |
| Flex funding account | | 1,594 |
| Fixed assets, net | | 2,288 |
| | | 141,696 |
| Net Capital before haircuts on security positions | | 11,416,140 |
| Haircuts on securities: | | |
| State and municipal obligations | | 2,000,366 |
| Undue concentration | | 355,082 |
| Total haircuts on securities positions | | 2,355,448 |
| NET CAPITAL | $ | 9,060,692 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in statements of financial condition: | | |
| Accrued expenses | $ | 544,694 |
| Loans payable - related parties | | 500,000 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 1,044,694 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Net Capital Requirement | $ | 100,000 |
| Excess net capital | $ | 8,960,692 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement | $ | 8,940,692 |
| Percentage of aggregate indebtedness to net capital | | 11.53% |
| RECONCILIATION WITH COMPANY'S COMPUTATION: | | |
| Included in Part IIA of Form X-17A-5 as of November 30, 2022 | | |
| Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA | $ | 9,060,692 |
| Net audit adjustments | | - |
| NET CAPITAL PER ABOVE | $ | 9,060,692 |

*See independent registered public accountants' report on supplementary information.*

SobelCo

293 Eisenhower Parkway
Livingston, NJ 07039

O 973.994.9494
F 973.994.1571
sobelcollc.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 30, 2023

# Sterling Grace Municipal Securities Corp.

## Exemption Report
## November 30, 2022

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k):(2)(ii) throughout the most recent fiscal year ending November 30, 2022, without exception.

**STERLING GRACE MUNICIPAL SECURITIES CORP.**

I, Thomas J. Mundy, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas J. Mundy
Vice President

# STERLING GRACE MUNICIPAL SECURITIES CORP.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

## NOVEMBER 30, 2022



SobelCo

Certified Public Accountants & Advisors

SobelCo

293 Eisenhower Parkway
Livingston, NJ 07039

O 973.994.9494
F 973.994.1571
sobelcollc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Sterling Grace Municipal Securities Corp.



We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended November 30, 2022. Management of Sterling Grace Municipal Securities Corp. ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended November 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2022, with the total revenue amount reported in Form SIPC-7 for the year ended November 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

SobelCo

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended November 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 30, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 11-30-2022

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing
JAN 31 2023
Washington, DC

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-20003 FINRA NOV 01/02/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL ROAD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Mundy 732-251-2460

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 5,819 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 10-22-22 (Date Paid) | ( 4,946 ) |
| C. | Less prior overpayment applied | ( 0 ) |
| D. | Assessment balance due or (overpayment) | 873 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 873 |

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 873

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Grace Municipal Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of January, 20 23.

Vice President, Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12-1-2021
and ending 10-30-2022

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 463,342 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 4,879,644 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 4,879,644 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 49,347 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,414,093 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 1,414,093 |
| Total deductions | 1,463,440 |
| 2d. SIPC Net Operating Revenues | $ 3,879,546 |
| 2e. General Assessment @ .0015 | $ 5,819 (to page 1, line 2.A.) |